Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bot Image, Inc.
9840 S 140th St, Ste 8
Omaha, NE 68138
www.botimageai.com

Up to $1,069,992.00 in Class B Common Stock at $15.75
Minimum Target Amount: $9,985.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bot Image, Inc.
Address: 9840 S 140th St, Ste 8, Omaha, NE 68138
State of Incorporation: NE
Date Incorporated: March 20, 2018

Terms:

Equity

Offering Minimum: $9,985.50 | 634 shares of Class B Common Stock
Offering Maximum: $1,069,992.00 | 67,936 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $15.75
Minimum Investment Amount (per investor): $504.00

*Maximum subject to adjustment for bonus shares. See Bonuses below

Investment Incentives

- Invest $1,008+
- Save $1,508 off your first installation
- Invest $2,016+
- Save $3,016 off your first installation
- Invest $4,032+
- Save $6,032 off your first installation
- Invest $5,040+
- Get 11% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation
- Invest $25,515+
- Get 19% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation
- Invest $49,959+
- Get 29% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation

The 10% Bonus for StartEngine Shareholders

Bot Image, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any

shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $15.75 / share, you will receive 11 Class B Common Stock shares, meaning you'll own 11 shares for $157.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Bot Image is an Artificial Intelligence Software company formed for the purpose of improving the speed and accuracy of MRI interpretations; thus, reducing the cost while improving the clinical outcome. These tools facilitate saving quality-of-life as well as lives by near elimination of misinterpretations and missed cancers that would otherwise be allowed to grow, increasing the risk of death. The first product incorporates a patent-pending algorithm (US Provisional Patent Application No. 62/462,256) exclusively licensed from the NIH that overcomes the visual and cognitive limitation of even highly trained humans and it "learns" how to best interpret the MRI data without these limitations and viewer bias (See peer-reviewed article in Press section "Detection of prostate cancer in multiparametric MRI using random forest with instance weighting", Journal of Medical Imaging 4(2), 024506 (Apr-Jun 2017).

HISTORY: Bot Image, Inc. is a medical device software company founded and initially funded by ScanMed LLC, a medical device hardware company - both in the magnetic resonance imaging (MRI) space. ScanMed supports the on-going developmental and marketing activities of Bot Image as well as provides space, staffing, managerial and overhead services, and plans on continuing to provide these services while Bot Image raises capital and grows organically sufficiently to become indepdendent of ScanMed support.

The founder of BotImage, ScanMed was successfully established by Dr. Randall Jones (PhD, MBA), who has established these companies in the MRI space, both located in Omaha, Nebraska: ScanMed and FirstScan, LLC, a Nebraska limited liability company and North America's first prostate cancer adjunctive cancer screening MRI facility ("FirstScan"). ScanMed is an OEM-certified MRI antenna or "coil" development company. MRI antenna are various configurations of antenna that fit on specific parts of the body and used to significantly improve the image quality (or clarity) coming from those anatomies during an MRI. These anatomic-specific antenna are used in nearly every MRI procedure in the world, and ScanMed is one of fewer than 20 companies in the US and EU that design and produce such antenna.

Dr. Jones is a prolific inventor with 17 U.S. patents and patents pending and developer of MRI (medical) devices, who saw the opportunity to significantly improve the standard of care in prostate cancer detection several years ago when MRI of the prostate was just emerging as a go-to technology. His development team of seasoned

engineers at ScanMed created the first "wearable" prostate/pelvic antenna to offer men a far more comfortable and less invasive MRI antenna than the widely used endorectal probe – an antenna which is inserted into the rectum and enlarged with air pressure to press close to the prostate.

ScanMed was awarded the world-wide exclusive license from the NIH (discussed above) for the clinically proven prostate cancer detection software, and has since legally asigned that license to Bot Image via a Contribution Agreement (on file) between the two separate entities wherein ScanMed received 602,500 shares of Class A common stock in return. Bot Image operating expenses and capital expenditures are recorded and maintained in separate accounting bookkeeping and these expenses shall eventually be paid by the equity contributions and/or revenues of Bot Image. Until such time, ScanMed shall continue to pay these expenses and make the requisite capital equipment purchases with no additional equity exchange required. ScanMed's consolidated (including Bot Image and FirstScan) financials of the past two years were reviewed by an independent CPA (on file) and the Bot Image expenses and capital equipment are notated for the start-up year of 2018.

Competitors and Industry

Many AI software companies exist today; however, according to the FDA Releasable 510(k) database, no company has obtained FDA approval on AI software for MRI prostate interpretation. One company, EZRA, recently announced that they raised $4MM to fund their start-up in offering AI to help interpret the MRI, and their website www.ezra.com states that they have not applied for FDA approval.
They are offering the prostate cancer screening service with AI-enhanced MRI and this obviously will provide them access to clinical data to help train their software. Bot Image has already obtained over 10 years of clinical MRI studies (over 2000) from several different MRI systems and is training its AI program using these data sets in order to submit for FDA approval in the summer of 2019.

Additionally, according to the FDA web-site, they are fast-tracking AI software tools that aid in clinical diagnoses such as ours; hence, we expect approval by Fall 2019. Should this be delayed, we have significant experience addressing approval issues and don't forsee significant delays. If they continue to occur, we can legally begin to sell non-approved software to buyers and researchers that utilize an Institutional Review Board (IRB) for working with such products on clinical patients in order to obtain data - the purpose of our beta site program. Therefore, our launch date would be nominally effected.

Further, it is highly unlikely that any company other than Bot Image has obtained the very crucial MRI and validation data obtained from thousands of patients many of whom have been tracked over a time span of greater than 5-10 years simply because MRI of the prostate has not been widely used and adapted, let alone, made available for such research. Bot Image has entered into an exclusive data share agreement with one of the earliest adapters of prostate MRI, Dr. John Feller of Desert Medical Imaging, and another data share agreement with Oregon Health Sciences University (see

attached agreements). Without this data, any program would lack the learning and validation required to deliver accurate results.

Current Stage and Roadmap

BotImage Inc is a development stage Medical Imaging Software company in the commercialization phase of an Artificial Intelligence software product, ProstatIDTM. This means that the first generation of this product has been prototyped, developed and tested in a clinical setting. The first generation of this software was proven at the National Institutes of Health to be highly effective on 277 patient data sets via correlation of pathology lab results with the program's MRI interpretations "Detection of prostate cancer in multiparametric MRI using random forest with instance weighting", Journal of Medical Imaging 4(2), 024506 (Apr-Jun 2017).

Bot Image has assembled a team of experts; scientists, computer programmers, development engineers, radiologists and urologists to further refine and commercialize the software product and take it to market. This will be done through: refining the program to work with MRI images from any credible MRI system; 'further educating' the program by running its learning algorithm on additional patient data sets; packaging it for radiology work-flow efficiencies; obtaining FDA 510(k) clearance; and widely distributing this patent-pending technology to hospitals, radiology groups and urologists involved in prostate care.

The Team

Officers and Directors

Name: Randall Jones, Dr. Eng.

Randall Jones, Dr. Eng.'s current primary role is with ScanMed LLC. Randall Jones, Dr. Eng. currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, CTO, Director
  Dates of Service: October 31, 2018 - Present
  Responsibilities: Manage the direction and growth of the company. Advise technical team on solutions and methods.

Other business experience in the past three years:

- **Employer:** ScanMed LLC
  Title: President, CEO and interim CTO
  Dates of Service: December 31, 2014 - Present
  Responsibilities: Create and manage the strategic and tactical direction of the company. Identify new market opportunities that the R&D staff can pursue for next generation products, and guide the staff in development of those products.

Other business experience in the past three years:

- **Employer:** Resonance Innovations LLC
  Title: Managing Director
  Dates of Service: April 19, 2004 - Present
  Responsibilities: Manage the singular investment of the company in another firm also managed by Randall Jones, ScanMed LLC

Name: Melanie Jones

Melanie Jones's current primary role is with ScanMed LLC. Melanie Jones currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP Marketing and Sales, Board director
  Dates of Service: January 31, 2019 - Present
  Responsibilities: Oversee all marketing and sales activities as well as serve on the board of directors and be the alternate CEO to serve in the CEO's absence.

Other business experience in the past three years:

- **Employer:** ScanMed LLC
  Title: EVP Marketing and Sales
  Dates of Service: June 06, 2015 - Present
  Responsibilities: Oversee all marketing and sales activities for the company

Name: Jim Calpin, MBA

Jim Calpin, MBA's current primary role is with ScanMed LLC. Jim Calpin, MBA currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, Treasure
  Dates of Service: January 31, 2019 - Present
  Responsibilities: Oversee all financial and investor records of the company

Other business experience in the past three years:

- **Employer:** ScanMed LLC
  Title: Finance and Administration Manager
  Dates of Service: June 06, 2015 - Present
  Responsibilities: Manage the finances and administration department of the

company

Name: Dr. John Feller, MD

Dr. John Feller, MD's current primary role is with Desert Medical Imaging. Dr. John Feller, MD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director and Medical Director
  Dates of Service: January 31, 2019 - Present
  Responsibilities: Oversee operations typical of a board director as well as provide medical oversight and advice of the radiological software product development

Other business experience in the past three years:

- **Employer:** Desert Medical Imaging
  Title: Owner and Managing Director
  Dates of Service: September 09, 2008 - Present
  Responsibilities: Oversee the direction and management of the medical imaging company and as medical director, oversee all medical practice operations

Name: Tim Manion

Tim Manion's current primary role is with FirstCare Companies. Tim Manion currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: March 18, 2018 - Present
  Responsibilities: Board oversight

Other business experience in the past three years:

- **Employer:** FirstCare Companies
  Title: General Manager
  Dates of Service: January 02, 2010 - Present
  Responsibilities: Daily and strategic management

Name: Kathyrn Barker

Kathyrn Barker's current primary role is with Core Bank, Omaha, NE. Kathyrn Barker currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 22, 2019 - Present
  Responsibilities: Oversight

Other business experience in the past three years:

- **Employer:** Core Bank, Omaha, NE
  Title: Senior Commercial Lending Officer
  Dates of Service: August 14, 2014 - Present
  Responsibilities: Oversight of commercial lending

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock (Non-voting) should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock (Non-voting) purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical imaging or AI software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common stock in the amount of up to $ 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. Our ability to attract customers will depend, in large part, on our ability to develop or acquire new applications and enhance and improve existing applications. To achieve market acceptance for our applications, we must effectively anticipate and offer applications that meet changing customer demands in a timely manner. Customers may require features and capabilities not offered by our current applications. We may experience difficulties that could delay or prevent our development, acquisition, or implementation of new applications and enhancements.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock (Non-voting) that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good

business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will prolong the development time and potentially risk loosing market opportunity due to competition. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will likely fail to meet projections. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Bot Image, Inc. was formed on March 20, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bot Image, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate

sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ProstatID is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company exclusively licenses one patent, one trademarks, two Internet domain names, and various trade secrets as well as significant quantities of data with exclusivity. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Bot Image, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bot Image, Inc. could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ScanMed LLC (majority beneficially owned and managed by Randell and Melanie M Jones)	602,500	Class A Common Stock	87.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series A Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 67,936 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 1,500,000 with a total of 602,500 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act. Except as otherwise provided herein, Class B Common Stock shall have no voting rights but in all other respects shall carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. Except as otherwise required by law, holders of Class A Common Stock and Preferred Stock shall not be entitled to vote on any amendment to these Amended and

Restated Articles of Incorporation that relates solely to the terms of the Class B Common Stock if the holders of such affected stock are entitled to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Class B Common Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Series A Preferred Stock

The amount of security authorized is 247,500 with a total of 90,000 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Class B Common Stock basis.

Material Rights

The shares of Series A Preferred Stock have the following material rights:

• A cumulative preferred return accruing at the rate of five percent (5%) per annum, payable only upon a deemed liquidation event or if declared by the Board of Directors.

• Liquidation preference equal to original purchase price plus accrued and unpaid

dividends.

• Conversion rights at the option of the holder and automatic conversion upon a firmly underwritten public offering or approval vote by the holders of the Series A Preferred Stock. Series A Preferred Stock converts into Class B Common Stock, and at the time of conversion, the holder of the Class B Common Stock is required to execute a Shareholder Agreement applicable to the Class B Common Stock.

• Holders have protective provisions and certain holders who are "Major Investors" have the right to maintain proportional ownership. The applicable agreement contains the following provisions:

Right of First Refusal (ROFR)

a. For the benefit of the Company. Each shareholder grants to BotImage the right to purchase the shareholder's preferred stock before transferring to a third party.

b. Secondary Refusal Right for the benefit of Shareholders. If BotImage does not purchase the shares proposed to be transferred, then the shareholders provide the right to all other shareholders to purchase all or a portion of the preferred stock before transferring to a third party.

Right of Co-Sale

If any preferred stock subject to a proposed ROFR is to be sold to a transferee (other than BotImage and then existing shareholders), each respective shareholder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the proposed transfer on the same terms and conditions.

Exempt Transfers

Certain transfers are exempt from these provisions, including, without limitation, a transfer for stock for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Shareholder (or his or her spouse).

Rights to Future Stock Issuances

In the event BotImage intends to offer additional securities, BotImage is required to first offer the right to buy such securities to each Major Investor. For purposes of the Preferred Stock investors, Major Investor was defined as any holder of 22,500 or more shares.

Drag-Along Right

The Drag-Along Right permits the Board of Directors, Class A Common Stockholder, and the Series A Preferred Stockholder to approve a "Sale of the Company". In the event of the sale of BotImage, each shareholder agrees to vote in favor of the proposed transaction and to participate in the sale on the same terms and conditions.

Preferred Stock

The amount of security authorized is 252,500 with a total of 0 outstanding.

Voting Rights

The blank check shares of Preferred Stock are undesignated at this time, with rights, preferences, privileges, and restrictions to be designated by the board at a later time.

Material Rights

The blank check shares of Preferred Stock are undesignated at this time, with rights, preferences, privileges, and restrictions to be designated by the board at a later time.

What it means to be a minority holder

As a holder of Class B non-voting Common Stock of Bot Image, Inc, you will have no rights (except as required by law) in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Financi al statements are consolidated statements of ScanMed LLC, an established medical device company which designs, markets and distributes MRI hardware known as MRI antenna or coils. ScanMed also founded an independent or free-standing MRI services company, FirstScan, which was the first in the USA to offer "adjunctive MRI screening for prostate cancer (www.firstscanomaha.com). Finally, ScanMed founded Bot Image, Inc. in 2018 and invested in start-up operations. Both of these subsidiaries' financial activities are included in the consolidated financial statements. Bot Image will rely on the managerial expertise and financial stability of ScanMed, at least initially, to bring the Bot Image technology to market.

Historical results and cash flows:

The historical results of Bot Image reflect start-up expenses and initial asset purchases such as computers and intellectual property (patent fees) to protect the technology that was assigned to Bot Image by ScanMed, the founding company.

Therefore, there were only negative cash flows for above and the product has not been finalized and sold; hence, no revenues. These do not represent what investors should expect in the future as we intend to receive FDA approval in the fall of this year and begin to market by year's end.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Given that the company Bot Image, Inc. is a start-up, it has no excess cash on hand, nor credit lines. However, the majority shareholder and founder, ScanMed LLC, a profitable medical device company, has funded the start-up phase and will continue to do so using it's credit lines, cash on hand, and shareholder loans as necessary while Bot Image, Inc is raising capital and acheiving its goals. ScanMed has an excellent banking relationship with cash draws, a $1MM revolving credit line with Core Bank, Omaha, and $500,000 credit line for equipment, renewable annually. Currently, $950,000 is outstanding on these lines. ScanMed will provide shareholder loans and/or receive additional equity for paying the salaries of the full-time, part-time staff and contractors until such time that funds are raised to pay these expenses.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These campaign funds, or addtional funds being sought via a private placement memorandum offering Class A Preferred stock are not crucial until the 3rd quarter of 2020 when the plan is to conduct a significant PR campaign and US-wide product launch. These campaigns will not be possible without additional funds; however, marketing will continue at the rate based upon available cash from revenues or shareholder loans.

The board of directors has approved of a sale of $1,501,200 of Class A Preferred Stock at a purchase price per share of $11.12; this due to the restriction of a minimum investment of greater than $50,000 ($50,006.64 or at least 4497 shares). This represents the similar share price after Bonus shares are issued for those purchasing Class B common stock with minimum investment of $50,000; hence the valuation is the same.

An additional material benefit is extended to those investors that invest greater than $250,000. A seat on the board of directors is offered to the first two cash investors who meet this criteria.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not necessary to the viability of the company. The founding company, ScanMed will manage the funds required to get the product to market and advertise as best as can with available cash and stockholder loans.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate for 12 months if the minimum raise of $9,985.5 is achieved. This is based upon reduced staffing, marketing/PR, less pro fees due to less events, less royalties and far less overhead and operations to stay within the budget of available capital. It is also based upon ScanMed providing the requisite operating capital to keep the project moving forward.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for five years if it raises the maxiumum funding goal. We believe by 2022 and beyond we will have sufficient profit to enable the development of other similar products and markets without additional funding. No projections beyond 2023 have been made due to the projected revenues far exceeding the expenses since close of 2021.

We are projecting total operating expenses of $1,464,490 in 2021 incrementally increasing to $3,547,329 in 2023, with royalties and salaries reaching approximately $700,000 each; contractors and marketing/PR each approximately 490,000 and general operations, overhead, materials, and taxes making up the rest.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Bot Image is currently seeking additional equity capital of $1.5MM via a private placement memoradum in the form of Class A Preferred Stock. It will also develop banking credit lines based upon receivables and assets after reaching profitability. The founding company, ScanMed, is also growing rapidly and expanding its credit lines which could be used to further fund Bot Image via equity or loans.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** ScanMed LLC
  Names of 20% owners: Randall Jones, Melanie Jones
  Relationship to Company: Directors, Officers, 20%+ owner, and Promoters
  Nature / amount of interest in the transaction: See attached Capitalization Table

wherein ScanMed invested to start Bot Image, Inc. and has hired staff, contracted staff and manages staff of Bot Image during its start-up year and will continue to do so as warranted financially and business-wise.
Material Terms: ScanMed has provided initial capital of $137,814 for start-up expenses as shown in the attached accountant's reviewed financials and ancillary information, and another $59,286 for Property and Equipment assigned to Bot Image on March 29, 2019. See attached executed Contribution Agreement (ScanMed).

- **Name of Entity:** Desert Medical Imaging
  Names of 20% owners: Dr. John Feller, M.D.
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Desert Medical Imaging has interest in seeing the Bot Image software developed and has assigned, on an exclusive basis, over 1000 patient data sets acquired with MRI, physician interpretation reports, and pathology lab reports over the past 10 years.
  Material Terms: For this exchange of valuable data, Desert Medical Imaging has agreed to receive 90,000 shares of Preferred Class A stock of Bot Image, Inc. See attached Contribution Agreement (DMI) and Data License Agreement with Exclusivity for details.

- **Name of Entity:** Oregon Health Sciences University
  Names of 20% owners: NA, it is a state institution
  Relationship to Company: Promoter
  Nature / amount of interest in the transaction: They are interested in sharing their clinical data sets to aid in the development of the Bot Image AI software as well.
  Material Terms: In return for their data, OHSU has agreed to receive the equivalent cash worth of 22,000 shares of Common stock of Bot Image upon a change of controlling ownership of bot Image. See attached OHSU BotImage Data License Agreement.

Valuation

Pre-Money Valuation: $10,906,875.00

Valuation Details:

1) Asset value at cost of clinical data, first revision AI program, and equipment: $25,262,500
2) 3X NPV of discounted EBITDA of 5-year proforma with 0.6% market penetration: $41,292,808
3) 3X NPV of discounted EBITDA of 5-year proforma with 0.3% market penetration and same expenses as above: $20,420,654
4) 1X NPV of original estimated EBITDA: $13,754,269
a. This before founding physician equity stake $1,238,784 in exchange for data

b. Total Valuation after physician data investment: $15,312,749.74

c. Note that tech companies generally value using 7-9 X prior-year EBITDA after emerging from start-up stage (estimate 3.5 years).

Discounted then to $15.75/share

Use of Proceeds

If we raise the Target Offering Amount of $9,985.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  75.0%
  Development and managerial

- *Operations*
  19.0%
  Data acquisitions

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  14.02%
  PR and marketing to demonstrate the clinical utility and accuracy

- *Research & Development*
  7.01%
  Funds for R&D expenses not covered by salaries and contractors including testing, installations, data manipulation, etc.

- *Company Employment*
  30.97%
  Salaries of all staff working on the project

- *Operations*
  7.48%
  Operating costs associated with the project including shipping, receiving, travel, and professional fees.

- *Working Capital*
  17.24%
  Used for miscellaneous fees, un-planned expenses, overages, etc.

- *Inventory*
  6.26%
  Materials required for pre-production, test units, and misc supplies.

- *Contractors*
  5.89%
  Assistance for development and financial recording

- *Equipment*
  5.14%
  Additional computer hardware

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.botimageai.com (Botimageai.com/annual report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bot-image

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bot Image, Inc.

[See attached]

SCANMED, LLC
A Nebraska Partnership
Omaha, Nebraska

Consolidated Financial Statements
Years Ended December 31, 2018 and 2017

With Independent Accountant's Review Report Thereon

INDEX

Independent Accountant's Review Report	1
Consolidated Balance Sheets	2
Consolidated Statements of Income	3
Consolidated Statements of Partners' Capital	4
Consolidated Statements of Cash Flow	5
Notes to Consolidated Financial Statements	6 – 11

McFARLIN & BROKKE PC • CPA'S • OMAHA, NE

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Partners
ScanMed, LLC
Omaha, Nebraska

We have reviewed the accompanying consolidated financial statements of ScanMed, LLC (a partnership), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, partners' capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles generally accepted in the United States of America.

Revised Notes to the Consolidated Financial Statements

Subsequent to the issuance of the original Accountant's Review Report on April 1, 2019, management decided to disclose the balance sheet of Bot Image, LLC (on a stand-alone basis) as of December 31, 2018 and the related statements of income and cash flows for the year then ended.

McFarlin & Brokke, P.C.

McFarlin & Brokke, P.C.
Omaha, Nebraska
Certified Public Accountants
April 1, 2019, except for note 10 to the consolidated reviewed financial statements as to which the date is April 24, 2019.

SCANMED, LLC
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Accounts receivable (net of $67,668 and $-0- allowance		
for doubtful accounts at 12/31/18 and 12/31/17)	$ 934,348	$ 521,709
Inventory	1,228,853	1,173,785
Prepaid expenses	899	13,839
Total current assets	2,164,100	1,709,333
NET PROPERTY AND EQUIPMENT (note 2)	1,647,745	1,456,606
OTHER ASSETS		
Net intangible assets (note 3)	106,614	22,310
Security deposits	2,700	2,700
Total other assets	109,314	25,010
TOTAL ASSETS	$ 3,921,159	$ 3,190,949

LIABILITIES AND PARTNERS' CAPITAL

	2018	2017
CURRENT LIABILITIES		
Bank overdraft	$ 18,146	$ 17,827
Lines of credit	1,179,751	823,077
Notes payable - current portion (note 4)	333,276	368,188
Accounts payable and accrued expenses	619,848	461,885
Total current liabilities	2,151,021	1,670,977
LONG-TERM DEBT - NET OF CURRENT PORTION (note 4)	663,404	712,223
PARTNERS' CAPITAL	1,106,734	807,749
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,921,159	$ 3,190,949

See independent accountant's review report and accompanying notes.

SCANMED, LLC
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2018 and 2017

	2018	2017
REVENUE	$ 5,314,728	$ 3,656,175
COST OF SALES	299,466	217,686
GROSS PROFIT	5,015,262	3,438,489
OPERATING EXPENSES		
Advertising and travel	257,099	246,728
Auto expenses	7,220	2,314
Bank charges	40,972	38,337
Charitable contributions	2,084	58
Commissions	101,790	66,097
Compensation and benefits	2,406,079	2,311,873
Computer expenses	23,705	31,562
Contract labor	197,427	3,826
Depreciation and amortization	595,011	426,119
Dues and subcriptions	16,478	5,314
Insurance	43,653	21,339
Licenses and permits	10,172	6,674
Meals and entertainment	17,297	8,901
Miscellaneous	24,139	15,707
Office supplies	29,242	11,660
Personal property taxes	20,553	13,355
Postage and shipping	161,127	125,855
Professional fees	100,496	60,555
Rent	305,011	115,341
Repairs and maintenance	135,587	77,817
Telephone and internet	19,205	15,378
Utilities	64,689	44,800
Total operating expenses	4,579,036	3,649,610
OPERATING INCOME (LOSS)	436,226	(211,121)
OTHER EXPENSES		
Equity in operating loss of FirstScan, LLC	-	(156,184)
Interest expense	(137,241)	(99,813)
NET INCOME (LOSS)	$ 298,985	$ (467,118)

See independent accountant's review report and accompanying notes.

SCANMED, LLC

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
For the Years Ended December 31, 2018 and 2017

	2018		2017	
PARTNERS' CAPITAL, BEGINNING OF YEAR	$	807,749	$	924,590
Exchange of investment in FirstScan, LLC for additional equity issued		-		350,277
Net income		298,985		(467,118)
PARTNERS' CAPITAL, END OF YEAR	$	1,106,734	$	807,749

See independent accountant's review report and accompanying notes.

SCANMED, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 298,985	$ (467,118)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	595,011	426,119
Equity loss on investment in FirstScan, LLC	-	156,184
(Increase) decrease in assets:		
Accounts receivable	(412,639)	525,658
Inventory	(55,068)	(282,959)
Prepaid expenses	12,940	(1,015)
Security deposits	-	(1,095)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	157,963	(129,770)
Total adjustments	298,207	693,122
CASH PROVIDED BY OPERATING ACTIVITIES	597,192	226,004
CASH FLOWS FROM INVESTING ACTIVITIES		
Additional investment in FirstScan, LLC	-	(230,135)
Purchases of property and equipment	(870,454)	(126,133)
CASH USED FOR INVESTING ACTIVITIES	(870,454)	(356,268)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft	319	17,827
Advances on lines of credit (net)	356,674	331,972
Advances to related parties (net)	-	24,224
Assets received upon acquisition of FirstScan, LLC	-	19,477
Proceeds from borrowings	293,958	201,862
Payments on borrowings	(377,689)	(512,551)
CASH PROVIDED BY FINANCING ACTIVITIES	273,262	82,811
NET INCREASE (DECREASE) IN CASH	-	(47,453)
CASH AT BEGINNING OF YEAR	-	47,453
CASH AT END OF YEAR	$ -	$ -
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 135,866	$ 95,910

See independent accountant's review report and accompanying notes.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company earns revenues primarily through the design, manufacture, and repair of MRI coils to companies throughout the world.

Accounts Receivable – Accounts receivable arise in the normal course of business. Accounts are written off when deemed uncollectible. An allowance for estimated collection losses has been provided for the year ended December 31, 2018.

Advertising – Advertising costs are expensed when incurred.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Consolidation – The consolidated financial statements include the Company and its wholly-owned subsidiary, Bot Image, LLC. During 2017, the Company owned 17.5% of FirstScan, LLC. The Company then acquired 100% ownership of FirstScan, LLC on December 31, 2017. Accordingly, the income statement only shows the Company's share of its loss on its investment in FirstScan, LLC for the year ended December 31, 2017. As a result of the acquisition, these financial statements also include the balance sheet information of FirstScan, LLC at December 31, 2018 and 2017.

Fair Value of Financial Instruments – The carrying amounts reported on the balance sheets approximate the fair value for cash, accounts receivable, and payables.

Income Taxes – The Company is taxed as a "pass through" entity and the partners of the Company each report their proportionate share of taxable income or loss. Accordingly, the Company will not incur income tax obligations. The Company is still subject to U.S. federal tax examinations by tax authorities for years ending December 31, 2015, 2016, and 2017.

Financial Accounting Standards Board pronouncement ASC 740-10 requires disclosures of uncertain tax positions. Management has evaluated its current tax positions and determined that no disclosures under this pronouncement are necessary.

Inventories – Inventories are priced at the lower of cost (computed on an average cost basis) or market.

Property, Equipment, and Depreciation – Property and equipment are stated at cost and are depreciated over the estimated useful life of each asset. Annual depreciation is computed using the straight-line method.

Revenue Recognition – The Company recognizes revenue when it is earned.

Shipping Costs – Shipping costs are expensed when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

NOTE 2 – PROPERTY AND EQUIPMENT:

Major classes of property and equipment consist of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Equipment	$ 2,523,848	$ 2,402,311
Furniture and fixtures	76,800	70,884
Leasehold improvements	204,806	204,806
Loaner coils	1,145,475	640,590
Tooling	271,273	146,109
Vehicles	15,225	-
	4,237,428	3,464,701
Less accumulated depreciation	(2,589,684)	(2,008,095)
	$ 1,647,745	$ 1,456,606

NOTE 3 – NET INTANGIBLE ASSETS:

Net intangible assets consist of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Licenses	$ 24,667	$ -
Patents	76,481	38,172
Software	34,750	-
	135,898	38,172
Less accumulated amortization	(29,284)	(15,862)
	$ 106,614	$ 22,310

NOTE 4 – DEBT

The Company has established their own revolving credit agreements. As of December 31, 2018, three credit lines had been established with Core Bank in the total amount of $1.5 million. Interest on any outstanding balance is payable monthly at a variable interest rate plus 2.00%. The outstanding balance on theses lines were $1,179,751 and $823,077 as of December 31, 2018 and 2017, respectively. The lines of credit are personally guaranteed by two officers of the Company.

Long-term debt consistent of the following as of December 31, 2018 and 2017:

	12/31/18	12/31/17
Note payable, maturing in 2018, 5.00% interest, secured by all assets	$ -	$ 38,553
Note payable, maturing in 2018, 5.25% interest, secured by all assets	-	30,611
Note payable, maturing in 2022, 6.25% interest, secured by all assets	157,200	193,203
Note payable, maturing in 2019, 5.25% interest, secured by all assets	23,882	79,071
Note payable, maturing in 2023, 5.50% interest, secured by all assets	238,216	-
Note payable, maturing in 2020, 5.25% interest, secured by all assets	60,999	95,076
Note payable, maturing in 2021, 5.50% interest, secured by all assets	66,436	88,908
Note payable, maturing in 2020, 4.70% interest, secured by 3D printers	92,174	173,198
Note payable, maturing in 2020, 5.00% interest, secured by 3D printers	78,571	127,733
Note payable, maturing in 2023, 7.73% interest, secured by 3D printers	46,240	-
*Note payable, maturing in 2020, 11.00% interest, unsecured	232,962	254,058
	996,680	1,080,411
Less - current portion	333,276	368,188
	$ 663,404	$ 712,223

*Related party transaction

Maturities of long-term debt are as follows:

2019	$ 333,276
2020	206,453
2021	149,718
2022	131,069
2023	91,465
Thereafter	84,699
	$ 996,680

NOTE 5 – OPERATING LEASES

The Company has entered into one noncancelable operating lease for rental space with Miller Properties, LLC and another with First Care Holdings, LLC (a related company) for MRI equipment. The minimum future annual lease payments as of December 31, 2018 are as follows:

2019	$ 271,958
2020	176,935
2021	168,303
2022	168,303
2023	168,303
Thereafter	168,303
Total minimum payments	$1,122,105

Rental expense for all operating leases for the years ended December 31, 2018 and 2017 were $305,011 and $115,341, respectively.

NOTE 6 – EMPLOYEE RETIREMENT PLANS

The company has a 401(k) retirement plan that covers all full-time employees who qualify with regard to age and length of service. Under this plan, the Company offers a 100% match of elective deferrals up to 1% of pay, plus a 50% match of elective deferrals of the next 5% of pay. Employer contributions amounted to $44,174 and $30,898 for the years ended December 31, 2018 and 2017, respectively.

NOTE 7 – RELATED PARTY TRANSACTIONS

A related company, Resonance Innovations, LLC, has originated a loan to the Company to assist with working capital requirements. In 2015, the related company loaned $275,000 payable over 20 years at an 11% interest rate. Outstanding balances on the loan were $232,962 and $254,058 as of December 31, 2018 and 2017, respectively.

In 2018, the Company began leasing MRI equipment from a related party, First Care Holdings, LLC. Lease expense paid for the equipment for the year ended December 31, 2018 amounted to $168,303.

NOTE 8 – CONCENTRATIONS

Management has determined that certain customers compose a "concentration" as defined by generally accepted accounting principles. For the year ended December 31, 2018, it is reasonably possible that the loss of the following customer could have a negative impact on the company in the near-term.

	Percent of Revenue	
	12/31/18	12/31/17
Customer A	14%	13%

NOTE 9 – SUSEQUENT EVENTS

Management has evaluated subsequent events through April 1, 2019, the date on which the financial statements were available to be issued. Management has also evaluated subsequent events through April 24, 2019, the date through which the revised financial statements were available to be issued.

Management intends to crowdfund up to $1 million for Bot Image, LLC in 2019 to develop its proprietary artificial intelligence software designed to more accurately read MRI scans.

NOTE 10 – EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE ACCOUNTANT'S REPORT

Subsequent to the issuance of the original Accountant's Review Report on April 1, 2019, management decided to disclose the balance sheet of Bot Image, LLC (on a stand-alone basis) as of December 31, 2018 and the related statements of income and cash flows for the year then ended. Effective March 29, 2019, ScanMed, LLC assigned computer equipment and patents with a cost of $69,063 to Bot Image, LLC.

BOT IMAGE, LLC
BALANCE SHEET
December 31, 2018

	2018
PARTNERS' CAPITAL	
Investment by ScanMed, LLC	$ 75,153
Retained earnings (deficit)	(75,153)
TOTAL PARTNERS' CAPITAL	$ -

BOT IMAGE, LLC
STATEMENTS OF INCOME
For the Year Ended December 31, 2018

	2018
REVENUE	$ -
OPERATING EXPENSES	75,153
NET INCOME (LOSS)	$ (75,153)

NOTE 10 – EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE ACCOUNTANT'S REPORT (continued)

BOT IMAGE, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (75,153)
CASH USED BY OPERATING ACTIVITIES	(75,153)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	75,153
CASH PROVIDED BY FINANCING ACTIVITIES	75,153
NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


PLAY VIDEO
BOT IMAGE
Bot Image
Saving lives with AI and specialized MRI
Small OPO
Health Tech
Accepting International Investment
0
Investors
$0.00
Raised of $9.99K - $1.07M goal

Overview | Team | Terms | Updates | Comments | Share


1 in 7 Men
will be diagnosed with
Prostate Cancer
ProstatID™ Can Save Their Lives

Every 17 minutes, an American man loses his life to prostate cancer

Fortunately, with early diagnosis, prostate cancer is one of the most manageable and treatable cancers with a 98% survival rate.

However, it remains the second leading cause of cancer deaths among men because the current standard of medical care does little to support early diagnosis.

Title Source: https://zerocancer.org/learn/about-prostate-cancer/facts-statistics/


The prostate is challenging to observe because of its central location in the anatomy

Early Diagnosis is the Key

The prostate is a complex and difficult organ to access and evaluate. So the current methods used for screening for prostate cancer are PSA and DRE. Both are non-conclusive. The followup is typically a blind biopsy and unfortunately, those are only approximately 50% accurate. BotImage, Inc is developing ProstatID, a patented artificial intelligence (AI) software that uses images collected with magnetic resonance imaging (MRI) to evaluate the prostate and identify cancer. This new technology is completely non-invasive, painless, and cost-effective. More importantly, we believe it we be far **more accurate than any current method of prostate cancer**

detection.

"Prostate cancer screening and detection has changed little for the past 30 years despite the mountain of evidence pointing to the efficacy of superior technologies and futility of the old methods. Sadly, this has resulted in the unnecessary and premature deaths of countless numbers of men in the US alone."

- Dr. Randall, Jones, CEO & Founder of BotImage

PSA BLOOD TEST	DIGITAL RECTAL EXAM	RANDOM BIOPSY	PROSTATE MRI
Not Correlative W/Cancer	~49% Cancers Missed	~50% Cancers Missed	~10-30% Cancers Missed

MISSED TUMOR

12 NEEDLES RANDOMLY INSERTED THROUGH THE PERINEUM MISS LESIONS

The current standard of care for prostate cancer utilizes many painful and inaccurate procedures

The inaccuracy of the current screening methods leads to negative findings even when real cancer is present

As these tests are not effective at detecting cancer at a reasonable statistical probability, they ultimately lead to persistent symptoms, worsening physical conditions, and growing cancers.

This causes significant physical suffering, very invasive medical procedures for addressing late stage cancer, and a high cost to individuals and the healthcare industry.

Men deserve better for their health

Prostate Cancer Not Only Costs Lives, It Costs the US *Billions* of Dollars



UROLOGIST
$150-350
per visit

PSA TEST
$60-80

DIGITAL
RECTAL EXAM
$250-500

$2,560-
$9,930
ANNUALLY
PER PATIENT

BIOPSY

MRI SCAN

According to the American Urology Association, Prostate cancer costs the United States an estimated $11.5 billion every year. Medicare alone reports spending $1.2 billion over a three year period. These staggering figures only include the costs for medical care and does not account of the intangible costs of lost wages, caregiving, and even the funeral expenses patients and their families incur. **We believe ProstatID will help reduce these high costs for patients, providers, and taxpayers.**

By using ProstatID for the early detection of prostate cancer, physicians will be able to catch cancer earlier and provide more affordable treatment options. In fact, on average, the treatments available for early stage prostate cancer cost 2 to 4 times less than treatments available at more advanced stages. If adopted as the new standard of medical care, we



believe **ProstatID has the potential save the United States billions.**

These Costs Aside, We're Saving Men's Lives

How ProstatID Changes the Paradigm



MRI has been shown to be the most accurate of all the current diagnostic methods. However, in the current standard of care, MRI is only used after other diagnostic media misses cancer. Meaning patients have had to go through three different invasive procedures before they can access the technology needed to achieve a truly accurate diagnosis.

However, even though MRI has shown to be the most accurate diagnostic tool, the results are still very subjective based on the quality of equipment, skill of the MRI technologist, and the experience of the radiologist. With these limitations, the accuracy rate in the US falls between 60-70%.

We believe ProstatID will help overcome these issues, providing highly accurate reads regardless of these factors.

We believe ProstatID will completely revolutionize how prostate cancer is screened, removing many of the unnecessary, ineffective, and costly diagnostic steps. With ProstatID, we project that the new screening process for prostate cancer will become an annual MRI screening beginning at age 50 (40 for high risk individuals) in five simple steps:

Step One: The physician will prescribe a non-invasive prostate MRI for the patient

Step Two: The MRI will acquire the necessary images of the prostate in a quick, 20-minute scan

Step Three: The images of the prostate will then be uploaded to ProstatID's cloud-hosted platform *almost instantaneously*

Step Four: ProstatID's algorithm will segment the prostate and generate a probability map of cancer

Step Five: Radiologists will review and interpret this map and send the results to the physican

This new paradigm could potentially help patients avoid unnecessary digital rectal exams, multiple needle biopsies, and even radical prostatectomies--saving patients, pain, emotional stress, and money.



Accurate Results You Can Trust

We project that with ProstatID, if the results are negative for cancer, you can live your life with the confidence that you don't have prostate cancer. We believe our technology is not going to miss the cancer.

If the results are positive for cancer, we project physicians will see exactly the size and location of the cancer suspicious regions within the prostate and can therefore prescribe the most effective and manageable treatment regimen for your disease.

Our goal with ProstatID is to nearly eradicate false positives and false negatives



ProstatID: A New Diagnostic Paradigm



Development Stage

ProstatID is in the final stages of development before being introduced into the market at the beginning of Fall 2019. Our team of engineers and clinical advisors are currently importing new data sets from clinics around the country to improve the algorithm and finalize the integration with any MRI system. We've also begun the process of demonstrating our accuracy on a stastically-relevant number of patients for peer-reviewed publication and presentation to the urology and radiology communities. Finally, we are in the process of pursuing 510(k) clearance with the FDA by August 2019.

The Offering

Bot Image is offering $1,069,922 in Class B Common non-voting Stock at $15.75 per share at a pre-money valuation of $10,906,875. Minimum investment $504 (32 shares).

Meeting an UnMet Clinical Need



We believe the market potential for ProstatID is massive. In the United States alone, this software can help 50 million men through annual screenings. Furthermore, for the 3.1 million men living with prostate cancer in the US, we believe ProstatID will offer physicians a mechanism for routine tumor monitoring and treatment efficacy.

ProstatID will be offered for an upfront installation cost, with a pay per click model based on facility utilization. This will allow physicians to utilize the technology to meet their unique local market demands. This model allows us to keep the overhead costs low for smaller independent facilities, while also creating creating a fair revenue structure for larger hospital groups.

We are developing ProstatID to interface with every make and model of MRI machine in the United States. Meaning our software will be compatible with the over 12,400 MRI machines in the United States alone when launched. Considering the existing growth market, there is a projected average of 4,000 prostate scans per year per MRI machine.

Our five year projected revenue us based on only capturing 0.6% of the entire available US market for prostate cancer screening with MRI. With scanning volume that amounts to 288,000 scans, or clicks, per year.



With BotImage's cloud-based hosting platform and streamlined implementation and localization, we can also offer ProstatID's technology globally, helping millions of men across all continents. Plus, the baseline algorithm for ProstatID has the potential to be developed to address other pathologies in all anatomies. Currently, BotImage is in the exploratory phases of investigating the technology for breast cancer, lung cancer, and COPD. The expansive variety of future clinical applications of BotIMage's technology make it a sound financial investment.



The Advanced Technology Behind ProstatID Explained



Offering high sensitivity, specificity, and anatomical penetration, MRI is the best diagnostic technology for detecting prostate cancer. However, despite the high quality and fast delivery of MRI imaging, the challenges of MRI interpretation lead to significant issues. Even the best trained radiologists with hundreds of cases studied miss cancerous lesions (false negative), under-estimate primary lesions (leading to inaccurate prognoses), and/or over-estimate or misinterpret (false positive) pathologies in the statistical range of 15-35% of the time. Therefore, MRI screening for prostate cancer has not been adopted as the standard of care.

We believe ProstatID will overcome this clinical hurdle by eliminating the visualization limitations of radiologists using complex, wholistic AI algorithms.

ProstatID's conceptual AI algorithm was first developed by code writers physicians at the National Institutes of Health (NIH). The algorithm overcomes the visual and cognitive limitations of humans by learning how to best interpret the MRI data. In other words, the program can assess visible features such as brightness and gray scale but also those invisible to the human eye such as pixel by pixel texture, 3D voxel texture, and infinite feature weighting testing and validation.

The first revision AI software platform of ProstatID was tested on 270 men with prostate cancer symptoms, leading to the findings published in the peer-reviews Journal of Medical Imaging (4(2), 024506 (Apr-jun 2017)). You can read their findings here:

Detection of prostate cancer in multiparametric MRI using random forest with instance weighting
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5467765/

Automatic magnetic resonance prostate segmentation by deep learning with holistically nested networks:
https://www.researchgate.net/publication/319229526_Automatic_magnetic_resonance_prostate_segmentation_by_deep_learning_with_holistically_nested_networks

This prototype technology was then exclusively licensed to ScanMed, LLC, a world-leading MRI technology company with over a dozen patents, including the world's first Prostate MRI antenna, the PROCURE, to develop and bring to market.

To date, ScanMed dba BotImage, Inc, has acquired over 1700 proprietary data sets, most with radiologists interpretations, segmented prostate gland image sets, pathology laboratory results, correlation data, and first-pass AI interpretations. This is the largest collection of data sets in the industry and will work to further improve the accuracy of ProstatID's AI image interpretation capabilities. ProstatID also seamlessly integrates into the radiologist workflow and we predict as more studies are interpreted the better the technology will become with the potential of our learning algorithm.

PROSTATID™ CASE STUDY: MISSED CANCER IN THE TRANSITION ZONE

The following case study is from a real cancer patient comparing a physician's diagnostic report and biopsy results against the technology of ProstatID™. Though both physicians we able to identify the lesion present in the left peripheral zone of the prostate, they missed the lesion in the transition zone. ProstatID™, however was able to immediately locate and identify this lesion in the transition zone.



| T2W | ADC | b-Value |

Diagnostic Report: "There is a tumor suspicious region (PI-RADS 5) in the left peripheral zone centered at the mid gland level but also extending into the base and apex levels between the 3 o'clock and 5 o'clock position."

"There is some nodular enlargement and inhomogeneous signal intensity throughout the transition zone most commonly due to benign prostatic hyperplasia. **No tumor-suspicious region is identified within the transition zone.** There is some associated intravesical median lobe hypertrophy."

Biopsy Report: "Adenocarcinoma of the prostate Gleason score 3+4 (Grade group 2) involving 4 of 4 cores in 56% of the biopsy specimen with 10% of the tumor consisting of Gleason Grade 4 pattern and 5% demonstrating a cribriform pattern."

PROSTATID™ RESULTS

The same MRI images were processed through ProstatID™. The red areas are suspicious lesions. ProstatID™ was not only able to identify the same lesion as the physicians, but found a second lesion in the transition zone that had been missed seen below:



In summary, ProstatID uses MRI (bpMRI and/or mpMRI) and AI to:

- Eliminate the visualization limitations of radiologists using complex holistic learning algorithms.
- Facilitate screening at low cost and high accuracy by delivering significant throughput improvements.
- Provide precision diagnostics and cancer targeting for follow-up exams.
- Integrate into physician work-flow for added efficiencies.
- Significantly improve physician confidence, accuracy, credibility and can lower physical and care provider liability insurance premiums.

ProstatID is an easy-to-use software interface for post processing MRI using cloud based computing, radiology/urology work-station integration, and AI image interpretation to provide highly accurate prostate cancer diagnostics.



Help Us Save Lives

Invest in a Medical Breakthrough



With 1 in every 41 men dying of prostate cancer every year, it is imperative we change the standard of care to focus on early diagnosis. We believe ProstatID will do just that. By utilizing the latest technology, we can significantly reduce the negative impact of prostate cancer.

However, BotImage needs your support to help bring our life-saving technology to market. Our peer-reviewed, highly-accurate technology can help millions of men and with our cloud-based platform we bring this product to market fast and effectively pending FDA clearance.

Invest today with as little as $504 and you can start saving lives.



ScanMed® is Formed

BotImage™'s parent company is formed with a comprehensive suite of MRI IP

ScanMed® Receives NIH Prototype

ScanMed® is granted exclusive rights to develop a MRI AI platform for the diagnosis of prostate cancer

Bot Image Receives the NIH Prototype Technology

Automates Data Transfer and Categorization Software

FDA Approval for ProstatID™ (ANTICIPATED)

Achieve FDA 510(k) approval of ProstatID™ for medical use

Explore Other Applications of the MRI AI Platform (ANTICIPATED)

Invest in the data sets to begin application of the technology for breast, lung, and other anatomies

2004   March 2018   November 2018   August 2019   November 2019

2014   August 2018   March 2019   September 2019

ScanMed® get 510K Approval for PROCURE™

ScanMed® introduces the world's first dedicated prostate MRI coil

BotImage™ Is Formed

ScanMed® incorporates the subsidiary company BotImage™ to develop the NIH prototype

Developed the Improved Algorithm for Varied MRI Segmentation & Interpretation ProstatID™

Imported 1600 data sets from various MRI systems

Introduce ProstatID™ to the Market (ANTICIPATED)

Offered as a cloud-hosted platform, ProstatID™ will be available to physicians around the globe

In the Press



SHOW MORE

Meet Our Team





Dr. Randall Jones, PhD
Founder & CEO

Dr. Jones is a successful entrepreneur with over 20 years experience of upper level management in the MRI industry. As an accomplished inventor holding over a dozen patents, he has effectively grown ScanMed 80% per year for the last three consecutive years by recognizing and meeting both clinical and business needs with innovative product solutions. With the combination of a background as a highly-trained USAF technician, PhD of EE and MRI physics, and MBA, Dr. Jones has lead ScanMed to become a world leader in MRI RF systems and MRI coil development and diagnostics by setting the record for time to market on new devices, contract engineering, and manufacturing.

Melanie Jones
EVP Sales & Marketing

Melanie is a highly accomplished sales and marketing executive with over 20 years of leadership experience across multiple industries. Melanie helps develop strategies to bring ScanMed's innovative products to market, meet clients needs, and break into new international markets. She also works closely with the sales and marketing, manufacturing, repair, and customer service teams to ensure the highest level of customer satisfaction for both new products and repairs.



Dr. John Feller, MD



Ethn Ulrich



Natalie Hussey

Clinical Advisor	Project Manager	Director of Marketing
Dr. John F. Feller is a founding partner of Desert Medical Imaging, currently the owner and Medical Director of the practice. He is board-certified as a Diagnostic Radiologist with sub-specialties in Orthopedic & Sports Medicine Imaging, Body MRI, and holds a Level II Cardiac CT certification. Dr. Feller is also a partner in China's first American-owned multi-disciplinary outpatient healthcare facility, and serves as director of radiology.	*Ethan is an engineer with 8 years experience in biomedical engineering and 6 years experience in medical imaging. He received his undergraduate degree in engineering from Dordt College in 2012. His doctoral work in Biomedical Engineering at the University of Iowa involved machine learning, biostatistics, medical image analysis, and medical software design. He currently utilizes his skills as lead software developer to design, test, and release advanced diagnostic software with the goal of assisting physicians and improving the quality of life for patients*	*An expert in brand management, business intelligence, and strategic market development, Natalie works closely with the product development team to educate customers about the pioneering products at BotImage. In addition, she manages public relations, oversees advertising strategy, and supports the sales staff to help break into new markets.*

Offering Summary

Company	:	Bot Image, Inc.
Corporate Address	:	9840 S 140th St, Ste 8, Omaha, NE 68138
Offering Minimum	:	$9,985.50
Offering Maximum	:	$1,069,992.00
Minimum Investment Amount (per investor)	:	$504.00

Terms

Offering Type	:	Equity
Security Name	:	Class B Common - non-voting
Minimum Number of Shares Offered	:	634
Maximum Number of Shares Offered	:	67,936
Price per Share	:	$15.75
Pre-Money Valuation	:	$10,906,875.00

Maximum subject to adjustment for bonus shares. See Bonuses below

Investment Incentives

- Invest $1,008+
- Save $1,508 off your first installation
- Invest $2,016+
- Save $3,016 off your first installation
- Invest $4,032+
- Save $6,032 off your first installation
- Invest $5,040+
- Get 11% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation
- Invest $25,515+
- Get 19% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation
- Invest $49,959+
- Get 29% more shares through bonus shares
- Get 25% off your first 50 scans
- Save $6,032 off your first installation

The 10% Bonus for StartEngine Shareholders

Bot Image, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $15.75 / share, you will receive 11 Class B Common Stock shares, meaning you'll own 11 shares for $157.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

So hi, I'm Dr. Randy Jones. I'm the founder and CEO of Bot Image as well two other MRI and medical device companies. In fact, one of them is the first free standing MRI facility for prostate cancer adjunctive screening. And the other is an established medical device company who's leading product is a prostate cancer MRI antenna. So I'm here to talk about prostate cancer today. And we're talking about changing the standard of care in detection and treatment in prostate cancer, especially the detection side.

So this is important because 1 in 7 men develop prostate cancer in their lifetime. So you're going to know people that do. Now I come at you from not only the perspective of a CEO but also as an inventor, as I do have over 15 patents—US and internationally—in this area. Finally, I come at you from the perspective of a prostate cancer survivor.

And let me tell you, I was shocked by the standard of care when I entered that system upon detecting my own prostate cancer with MRI. So let's define what that standard of care is. Standard of care is really what the insurance industry will pay for various tests and procedures that are done that then help out the individual that carries that policy. This is also what pays the physicians and medical facilities to provide that service. That doesn't necessarily mean that it's the best. And in fact, I know from my experience of 20 -30 years, it's actually over that but I'm telling my age, in developing products in this industry that it takes a very long time to adopt new technologies.

Well it's time to speak out we need to adopt new technologies sooner—after my experience I can tell you.

So what happens in the standard of care today with prostate cancer? Well the first thing is that something is detected as wrong in a standard or routine blood test that might be administered by your general practitioner. And they would discover then that you have an elevated PSA. PSA stands for prostate specific antigen. It is a protein released by both healthy and potentially cancerous cells in the organ and it just indicates that if it rises above a certain level—and that would be measured in nanograms per milliliter—if it's over four, then that is the suspicious zone where you'll typically be referred to a specialist like a urologist.

Now what the urologist will typically do is he will either give you a digital rectal exam—as the name might imply: Digit up the rectum to see if he can "feel" a cancer in the prostate organ. The other thing he may want to do, or may encourage you to accept, is what they call a standard 12 or 20-core biopsy. Meaning that they will use a grid, basically a square grid, to guide 12 or 20 needles into your prostate organ either via transrectally or transperineally. Either way, they are doing it what I determine is blindly. They are doing it without guidance of imaging of any kind.

Now imagine, if you have a prostate cancer that's the size of the tip of my little finger or a garden pea, and that was imbedded in another object the size of a medium to large lemon—that would be your prostate. Imagine if you just randomly stuck 12 needles in there, what your chances would be of actually hitting that garden pea—that cancer. As you can imagine, the results are not good. In fact, at best, it's like flipping a coin.

So I think we can do a lot better, don't you?

And the other problem with standard of care is if they do poke you with 12 or 20 needles in your organ, you're going to bleed. You're going to bleed out of areas you never thought you would bleed out of. You may contract a significant infection, if it comes through the rectum especially, despite giving a heavy dose of antibiotics. You may have bladder control issues for some time afterwards. And you may have temporary erectile dysfunction. None of those are exactly pleasant, considering the results are going to be 50/50.

So what we really want to do—and I say we, the medical community, and certainly we, as the patients, we'd really like to save our prostate. Now it's an important organ. It's important for man's sexual health. It secretes a prostatic fluid in conjunction with semen, but it also affects urination, erection, and ejaculation. Living without it is a different game altogether.

So, the standard of care is slowly changing, I'm happy to report. There's been a lot more adoption of MRI in helping diagnosis the cancer. Which is all good because MRI has already shown significant improvement over blind biopsies and digital rectal exams combined.

But what about my fellow man? I mean what is their pathway? I mean I was fortunate. Accessing this kind of technology is challenging because the medical community is very slow to adopt the great tools that could enable them to move faster and more accurately. And really, that's what is needed, speed and accuracy. Listen, 30,000 men die every year from prostate cancer and the sad thing is, most all of them could have been prevented. All it requires is early, accurate detection.

So how do we make MRI and its ability to interpret and reach the noble goal of about a 90% accuracy? How do we do that? Well that's BotImage's problem solution. What we're doing is we're commercializing a technology that was invented and tested and validated on 277 patients at the National Institutes of Health. Now, this technology is very cool. In fact, it will run its algorithm over the MRI and it will produce a colorized 3 dimensional map of the organ pointing out specifically where the high statistical incidence of cancers are—meaning it's going to identify that little pea with a color-coded chart and it's surrounding that pea with other probably lesser cancer cells—it's that good!

And what that software then is going to do, is it's going to improve the confidence of the radiologist—it's going to help train that radiologist or urologist that are reading these things. So they can see it. They can understand it. And they can learn from it themselves. It's also going to speed up the interpretation. It's going to make it more accurate. There will be more patients through the scanner in a day. And the entire system is will benefit both financially and the patient obviously, will have far better care.

So that's what we're doing. The scientists and engineers and computer programmers and clinical experts like our partner Dr. John Feller down at Desert Medical Imaging, a man who has done this for over 12 years and obtained thousands of patient data sets and has written books on the subject matter. He is partnered with BotImage and we are now bringing this technology to the masses.

So I really appreciate you listening to my spiel today and hope maybe you'll consider helping us

take this product out there to those masses.

Thank you.

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<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

NE Sec of State - Robert B. Evnen
Filing Document #: 9000447912 Pages: 20
Corporation Name: BOT IMAGE, INC.
Filing Date and Time: 03/29/2019 08:18 AM

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF BOT IMAGE, INC.

Bot Image, Inc. a corporation organized and existing under and by virtue of the provisions of the Nebraska Model Business Corporation Act (the "**Act**"), here amends and restates its Articles of Incorporation in accordance with the Act.

FIRST: The name of this corporation is Bot Image, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Nebraska is 9840 South 140th Street, Suite 8, in the City of Omaha, County of Douglas. The name of its registered agent at such address is Randall Jones.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Act.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,5000,000 shares of Class A Voting Common Stock, $0.0001 par value per share ("**Class A Common Stock**"), (ii) 500,000 shares of Class B Nonvoting Common Stock, $0.0001 par value per share ("**Class B Common Stock**;" together with the Class A Common Stock, the "**Common Stock**"), and (iii) 500,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.

Except as otherwise provided herein, Class B Common Stock shall have no voting rights but in all other respects shall carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction;

provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. Except as otherwise required by law, holders of Class A Common Stock and Preferred Stock shall not be entitled to vote on any amendment to these Amended and Restated Articles of Incorporation that relates solely to the terms of the Class B Common Stock if the holders of such affected stock are entitled to vote thereon pursuant to these Amended and Restated Articles of Incorporation or pursuant to the Act.

B.   PREFERRED STOCK

The Board of Directors is expressly authorized to issue the Preferred Shares from time to time, in one or more series, provided that the aggregate number of shares issued and outstanding at any time of all such series shall not exceed five hundred thousand (500,000). The Board of Directors is further authorized to fix or alter, in respect to each such series, the following terms and provisions of any authorized and unissued shares of such stock:

(i)   the distinctive serial designation;

(ii)   the number of shares of the series, which number may at any time or from time to time be increased or decreased (but not below the number of shares of such series then outstanding) by the Board of Directors;

(iii)   the voting powers, if any, and, if voting powers are granted, the extent of such voting powers including whether cumulative voting is allowed and the right, if any, to elect a director or directors;

(iv)   the election, term of office, filling of vacancies, and other terms of the directorship of directors, if any, to be elected by the holders of any one or more classes or series of such stock;

(v)   the dividend rights, if any, including, without limitation, the dividend rates, dividend preferences with respect to other series or classes of stock, the dates on which any dividends shall be payable, and whether dividends shall be cumulative;

(vi)   the date from which dividends on shares issued prior to the date for payment of the first dividend thereon shall be cumulative, if any;

(vii)   the redemption price, terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

(viii) the liquidation preferences and the amounts payable on dissolution or liquidation;

(ix)   the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

(x)   any other terms or provisions which the Board of Directors by law may be authorized to fix or alter.

C.   SERIES A PREFERRED STOCK

Of the authorized and unissued shares of five hundred thousand shares (500,000) of Preferred Stock of the Corporation, 247,500 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends. From and after the date of the issuance of any shares of Series A Preferred Stock, dividends at the rate per annum of five percent (5%) of the Original Issue Price shall accrue on such shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors or in the event of a Deemed Liquidation Event, and the Corporation shall be under no obligation to pay such Accruing Dividends. The "**Series A Original Issue Price**" shall mean $11.12 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to shareholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series A Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Corporation available for distribution to its

stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Class B Common Stock pursuant to the terms of these Amended and Restated Articles of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Series A Liquidation Amount.**"

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least fifty percent (50%) of the outstanding shares of Series A Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)   a merger, consolidation, or share exchange in which (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the Act within ninety (90) days after such Deemed Liquidation Event, then (i)

the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series A Preferred Stock, and (iii) if the holders of at least fifty percent (50%) of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Nebraska law governing distributions to shareholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Nebraska law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

      2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

      2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3.	Voting.

3.1	General. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Amended and Restated Articles of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Class B Common Stock basis.

3.2	Election of Directors. The Board of Directors shall consist of seven (7) directors, which number shall be increased or decreased by a vote of the holders of the Class A Common Stock, and shall be elected as follows:

(a)	The holders of record of the shares of Series A Preferred Stock, not including Desert Medical Imaging, a California medical corporation ("**DMI**") or the Significant Investor (as defined below), exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation);

(b)	DMI shall be entitled to elect one (1) director of the Corporation; *provided that* DMI continuously owns at least 90,000 shares of Series A Preferred Stock;

(c)	The "Significant Investor" shall be entitled to elect one (1) director of the Corporation; *provided that* such Significant Investor continuously owns at least 44,964 shares of Series A Preferred Stock; and

(d)	Holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation.

Any director elected as provided in this Section 3.2 may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If DMI, the Significant Investor or holders of shares of Series A Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as DMI, the Significant Investor or the holders of the Series A Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Corporation other than by the shareholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting

of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3   Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Amended and Restated Articles of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of these Amended and Restated Articles of Incorporation, Certificate of Designation, or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

3.3.3   (i) reclassify, alter or amend any existing security of the Corporation that is *pari passu* with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Series A Preferred Stock in respect of any such right, preference or privilege;

3.3.4   convert the Corporation into another type of legal entity; and

3.3.5   close a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, of the Corporation.

4.   Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of

conversion. The "**Series A Conversion Price**" shall initially be equal to $11.12. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Class B Common Stock, shall be subject to adjustment as provided below.

4.1.2 <u>Termination of Conversion Rights</u>. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

4.2 <u>Fractional Shares</u>. No fractional shares of Class B Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Class B Common Stock and the aggregate number of shares of Class B Common Stock issuable upon such conversion.

4.3 <u>Mechanics of Conversion</u>.

4.3.1 <u>Notice of Conversion</u>. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Class B Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series A Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class B Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class B Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Class B Common Stock issuable upon

such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series A Preferred Stock represented by any surrendered certificate that were not converted into Class B Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Amended and Restated Articles of Incorporation. Before taking any action which would cause an adjustment reducing the Series A Conversion Price below the then par value of the shares of Class B Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class B Common Stock at such adjusted Series A Conversion Price.

4.3.3   Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Class B Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class B Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class B Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity

requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Series A Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation; or

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation.

4.4.2   No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series A Conversion Price shall

be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 *\ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the Series A Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc.** Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property

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which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

4.10 <u>Notice of Record Date</u>. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character

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of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of the Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Class A Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Class B Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired

and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. The holders of the Series A Preferred Stock generally do not have any redemption rights, except as provided in these Articles of Incorporation or in the License Agreement. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

7.   Priority. The Board of Directors of the Corporation shall have the right to issue additional Preferred Shares and establish the powers, privileges, and rights and the qualifications, limitations or restrictions thereof, without the consent of the Series A Preferred Stock. Any shares of authorized Preferred Stock issued on or after the date hereof by the Corporation may be designated and be issued with powers, privileges and rights, that are superior to or on parity with the powers, privileges, and rights of the shares of Series A Preferred Stock, including, without limitation, rights relating to the payment of dividends (rates or amounts) or priority upon the distribution of assets upon dissolution, liquidation or winding up of the Corporation, whether or not the dividend rates or amounts, dividend payment dates or redemption or liquidation prices per share, if any, be different from those of the Series A Preferred Stock.

8.   Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least fifty percent (50%) of the shares of Series A Preferred Stock then outstanding.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by these Amended and Restated Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Meetings of stockholders may be held within or without the State of Nebraska, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Nebraska at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for any action taken, or for any failure to take action as a director except for liability (i) for the amount of a financial benefit received by a director to which he or she is not entitled; (ii) for intentional infliction of harm on the

Corporation or its shareholders; (iii) for a violation of Neb. Rev. Stat. § 21-2,104; and (iv) for an intentional violation of criminal law.

No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Nebraska Model Business Corporation Act is hereafter amended to authorize the further elimination or limitation of liability of directors, then the liability of directors shall be eliminated or limited to the full extent authorized by the Nebraska Model Business Corporation Act as so amended.

EIGHTH: To the extent permitted by law, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, including any action or suit by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise or as a trustee, officer, employee or agent of an employee benefit plan. Such indemnification shall be against expenses, including attorney fees, and except for actions by or in the right of the Corporation, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent permitted by law, the Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation against any liability asserted against such person while acting in such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

The indemnity provided for by this Article shall not be deemed to be exclusive of any other rights to which those indemnified may be otherwise entitled, nor shall the provisions of this Article be deemed to prohibit the Corporation from extending its indemnification to cover other persons or activities to the extent permitted by law or pursuant to any provisions in the Bylaws.

NINTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article will only be prospective and will not affect the rights under this

Article in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in these Amended and Restated Articles of Incorporation, the affirmative vote of the holders of at least fifty percent (50%) of the shares of Class A Common Stock then outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article.

<p style="text-align:center">*   *   *</p>

The foregoing Amended and Restated Articles of Incorporation have been approved by the shareholders and Board of Directors of the Corporation by unanimous written consent effective March 28, 2019.

BOT IMAGE, INC.



By: _____

President